

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Matt Maddox
Chief Financial Officer and Treasurer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re:** **Wynn Resorts, Limited**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **File No. 000-50028**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 000-50028**
> **Filed April 1, 2010**

Dear Mr. Maddox:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief